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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 FOOTSTAR, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   344912-10-0
                                 (CUSIP Number)

                               George J. Schultze
                         Schultze Asset Management, LLC
                             3000 Westchester Avenue
                               Purchase, NY 10577

                                 with a copy to:

                                  Steven London
                        Brown Rudnick Berlack Israels LLP
                              One Financial Center
                                Boston, MA 02111
                                 (617) 856-8200
                                November 17, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  344912-10-0

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Schultze Asset Management, LLC
      22-3563247
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)
                                                                     (b)
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                                 [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
  NUMBER OF       7      SOLE VOTING POWER
   SHARES                1,143,413
BENEFICIALLY      --------------------------------------------------------------
  OWNED BY        8      SHARED VOTING POWER
    EACH                 0
  REPORTING       --------------------------------------------------------------
   PERSON         9      SOLE DISPOSITIVE POWER
    WITH                 1,143,413
                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER
                         0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,143,413
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IA
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

Company: FOOTSTAR, INC.                                CUSIP Number: 344912-10-0

ITEM 1. SECURITY AND ISSUER.

      This Schedule 13D relates to the shares of common stock, par value $.01 per share, (the "Common Stock") of FOOTSTAR, INC., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1 Crossfield Avenue, West Nyack, New York 10994.

ITEM 2. IDENTITY AND BACKGROUND.

      This Schedule 13D is filed by Schultze Asset Management, LLC (the "Reporting Person").

      The Reporting Person is (i) a privately held asset management firm, (ii) a limited liability company organized under the laws of Delaware, and (iii) registered as an investment adviser under the Investment Advisers Act of 1940 (File No. 801-62112). The Reporting Person's principal business and office address is 3000 Westchester Avenue, Purchase, NY 10577. The Reporting Person acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (the "Managed Accounts"). In its capacity as investment manager, and pursuant to investment management agreements between the Reporting Person and each Managed Account, the Reporting Person has the sole power to vote and dispose of the Common Stock owned by the Managed Accounts.

      This Statement reports the Reporting Person's indirect beneficial ownership of shares of Common Stock of the Company held by the following Managed Accounts in the indicated amounts:

      Managed Account                 Shares of Common Stock of the Company
      ---------------                 -------------------------------------
Schultze Master Fund, Ltd.                         1,014,413
AIP Alpha Strategies I Fund                           68,197
Arrow Distressed Securities Fund                      60,803
         TOTAL                                     1,143,413


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      During the past five years, the Reporting Person has not been (a)
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or financial order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      All funds used to purchase or acquire a security interest in the Company came directly from proceeds of investment advisory clients.

ITEM 4. PURPOSE OF TRANSACTION.

      Commencing March 2, 2004, the Company and most of its subsidiaries filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code ("Chapter 11") in the United States Bankruptcy Court for the Southern District of New York in White Plains ("Court"). The Chapter 11 cases are being jointly administered under the caption "In re: Footstar, Inc., et al. Case No. 04-22350 (ASH)" (the "Bankruptcy Case"). The Reporting Person intends to closely monitor the Bankruptcy Case. To the extent permitted by applicable laws, rules and regulations, the Reporting Person may seek to influence the outcome of the Bankruptcy Case, including, among other things, through (i) direct and/or indirect communications with participants in the Bankruptcy Case and (ii) direct and/or indirect communications with other persons, including other shareholders of the Company, in each case for the purpose of attempting to maximize shareholder value.

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      Schultze Asset Management, LLC may hold discussions with management, the board and other shareholders concerning ways of maximizing shareholder value. In addition, the Reporting Person may acquire or dispose of shares for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person beneficially owns 1,143,413 shares of Common Stock of the Company, which represents approximately 5.6% of the issued and outstanding shares of Common Stock of the Company (based upon the 20,288,270 shares of Common Stock issued and outstanding as reported in the October 2004 Monthly Operating Report, filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities Exchange Commission on November 16, 2004).

(b) The Reporting Person has the sole power to vote and dispose of the 1,143,413 shares of Common Stock.

(c) Except as described in this Schedule 13D, no transactions in the shares of Common Stock were effected by the Reporting Person during the past sixty days.

(d) The Managed Accounts may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock indicated by such Managed Account in Item 2, above. However, the Reporting Person, as the investment manager of each of the Managed Accounts, ultimately has the right to direct such activities.

(e) Most of the 1,143,413 shares beneficially owned by the Reporting Person are not owned economically by the Reporting Person. Separate Managed Accounts have economic ownership of the 1,143,413 shares beneficially owned by the Reporting Person. Each such Managed Account is the economic owner of less than 5% of the Company's Common Stock outstanding. No two or more Managed Accounts have any formal or informal understanding among themselves to make any coordinated acquisition of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as described in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Person and any person or entity.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      None.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2004

                                        SCHULTZE ASSET MANAGEMENT, LLC


                                        By: /s/ George J. Schultze
                                            -------------------------------
                                            Name: George J. Schultze
                                            Title: Managing Member